SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

BALDOR ELECTRIC COMPANY

(Name of Subject Company)

BALDOR ELECTRIC COMPANY

(Name of Person Filing Statement)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

057741100

(CUSIP Number of Class of Securities)

George E. Moschner

Chief Financial Officer and Secretary

Baldor Electric Company

5711 R. S. Boreham, Jr. St.

Fort Smith, Arkansas 72901

Tel.: (479) 646-4711

Fax: (479) 648-5701

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas E. Proost Thompson Coburn LLP One US Bank Plaza St. Louis, Missouri 63101 (314) 552-6000	Eduardo Gallardo James J. Moloney Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Baldor Electric Company, a Missouri corporation (“Baldor” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 8, 2010 (as amended or supplemented from time to time, the “Statement”), relating to the tender offer (the “Offer”) by Brock Acquisition Corporation, a Missouri corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of ABB Ltd, a corporation organized under the Laws of Switzerland (“Parent”), to purchase all of the outstanding shares of Company’s common stock, $0.10 par value (the “Shares”), at a purchase price of $63.50 per Share, net to the seller in cash without any interest (the “Offer Price”) and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 8, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), as required by the Agreement and Plan of Merger, dated as of November 29, 2010, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 8.  Additional Information.

Recent Transactions in the Securities of the Company.

Item 8 of the Statement is hereby amended and supplemented by restating in its entirety the Section of the Statement entitled “Recent Transactions in the Securities of the Company” as follows:

“Since December 8, 2010, executive officers and directors of the Company have sold an aggregate of 46,604 Shares in open market transactions, at prices ranging from $63.11 to $63.38. Such transactions are reflected on Form 4s filed with the SEC.”

Extension of the Offer.

Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of the Section of the Statement entitled “Extension of the Offer”:

“On Thursday, January 20, 2011, Parent and the Company announced that Merger Sub had extended for a second time the expiration date of the Offer until 5:00 p.m., New York City time, on Tuesday, January 25, 2011 (the “Second Extended Expiration Time”). The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on Wednesday, January 19, 2011 (the “First Extended Expiration Time”). In order to reflect the Second Extended Expiration Time, all references in the Statement to “5:00 p.m., New York City time, on Wednesday, January 19, 2011” as the expiration date of the Offer are hereby replaced, as appropriate, with “5:00 p.m., New York City time, on Tuesday, January 25, 2011.”  The Offer remains subject to further extension and all other terms and conditions of the Offer remain unchanged.

According to information provided by Parent and Merger Sub, as of the First Extended Expiration Time, a total of approximately 42,146,603 Shares, which represents approximately 88.8% of the 47,454,113 outstanding Shares, have been tendered and not withdrawn pursuant to the Offer.

The full text of the press release issued by Parent and the Company announcing the Second Extended Expiration Time is filed as Exhibit (a)(25) hereto and is incorporated by reference.”

Annex I.  Information Statement.

All references to the expiration date of the Offer in the Information Statement, which is attached as Annex I to the Statement, are hereby amended to refer to an expiration date of 5:00 p.m., New York City time, on Tuesday, January 25, 2011.

Item 9.  Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(25)	Press Release issued by Parent and the Company, dated January 20, 2011.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BALDOR ELECTRIC COMPANY

By:	/s/ George E. Moschner
Name:	George E. Moschner
Title:	Chief Financial Officer and Secretary

Dated: January 20, 2011

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